Exhibit 99.1

1st Quarter

INTERIM REPORT TO SHAREHOLDERS

for the three months ended January 31, 2009

The Role of Central Fund

To serve investors as "The Sound Monetary Fund".
To hold gold and silver bullion on a secure basis for the
convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions	The governing articles of Central Fund require that at least 75% of Central Fund’s non-cash assets be held in gold and silver bullion. This cannot be changed without shareholder approval.

The stated investment policy of the Board of Directors requires Central Fund to maintain a minimum of 90% of its net assets in gold and silver bullion of which at least 85% must be in physical form.  On January 31, 2009, 97.2% of Central Fund's net assets were held in gold and silver bullion.  Of this bullion, 99.3% was in physical form and 0.7% was in certificate form.

Central Fund's physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.

Safeguards
Central Fund’s bullion is stored on an allocated and fully segregated basis in the underground vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the major Canadian banks, which insures its safekeeping.

The Bank may only release any portion of Central Fund’s physical bullion holdings upon receipt of an authorizing resolution of Central Fund's Board of Directors.

Additional insurance against destruction, disappearance or wrongful abstraction is carried by Central Fund on its physical gold and silver bullion holdings.

Bullion holdings and bank vault security are inspected twice annually by directors and/or officers of Central Fund.  On every occasion, inspections are required to be performed in the presence of both Central Fund's external auditors and bank personnel.

Central Fund is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences
Central Fund's Class A shares are listed on the NYSE Alternext U.S. (formerly the American Stock Exchange) (CEF) and on the Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars).  Making a gold and silver bullion investment through Central Fund is as easy as calling one's stockbroker or investment dealer.

The stock exchange listings provide liquid markets for the Class A shares of Central Fund.  The bid/ask spread is considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

Unlike most other forms of bullion investment, there are no ownership costs paid directly by the investor.  All expenses of handling, storage and insurance of bullion are paid by Central Fund.  As well, there are no bullion assay charges to a shareholder upon the sale, redemption or liquidation of the Class A shares of Central Fund.

First Quarter Report

Central Fund currently holds 97.2% of its net assets in gold and silver bullion.  At January 31, 2009 Central Fund’s gold holdings were 962,825 fine ounces of physical bullion and 7,840 fine ounces of gold bullion certificates for a total of 970,665 fine ounces.  Silver holdings were 48,272,073 ounces of physical bullion and 255,551 ounces of silver bullion certificates for a total of 48,527,624 ounces.  Central Fund continues to fulfill its mandate as “The Sound Monetary Fund”.

On behalf of the Board of Directors:

J.C. Stefan Spicer,
President
February 23, 2009

Management’s Discussion and Analysis (MD&A)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) including the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18.  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2008 Annual Report and the accompanying MD&A.

Throughout this discussion, all currency amounts are in United States dollars.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws.  Forward-looking information may relate to our future outlook and anticipated events and may relate to matters that are not historical facts.  In particular, statements regarding our objectives and strategies are forward-looking statements.  These statements are based on certain factors and assumptions which we believe are reasonable as of the current date.  While we believe these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.  Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2008 annual MD&A), that could cause results to differ materially from what we currently expect.  Therefore, future events and results may vary significantly from what we currently foresee.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the three months ended January 31, 2009.

Outstanding Shares

There were 152,467,713 Class A retractable shares and 40,000 Common shares issued and outstanding at January 31, 2009.

Administrator, Administrative and Consulting Fees

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly (see Note 6 to the financial statements).

Results of Operations – Change in Net Assets

Net assets increased by $338.8 million during the three months ended January 31, 2009 as a result of increases in gold and silver prices.

The following table summarizes the quarterly financial information:

	Quarter ended (U.S.$)
	Jan. 31, 2009	Oct. 31, 2008	July 31, 2008	Apr. 30, 2008
Change in unrealized appreciation (depreciation) of holdings (in millions)	$339.9	$(563.8)	$69.4	$(58.7)
Net income (loss) (in millions)	$338.7	$(564.9)	$68.2	$(60.0)
Net income (loss) per Class A share	$2.23	$(4.27)	$0.53	$(0.47)
Total Net Assets (in millions)	$1,542.8	$1,204.0	$1,647.6	$1,435.9

	Jan. 31, 2008	Oct. 31, 2007	July 31, 2007	Apr. 30, 2007
Change in unrealized appreciation (depreciation) of holdings (in millions)	$205.1	$152.2	$(29.3)	$24.6
Net income (loss) (in millions)	$204.1	$151.4	$(30.1)	$23.7
Net income (loss) per Class A share	$1.63	$1.33	$(0.27)	$0.21
Total Net Assets (in millions)	$1,441.7	$1,237.5	$980.7	$1,010.8

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion.  Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends.  Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.  However, the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18, requires Central Fund to record unrealized appreciation (depreciation) of holdings in income.

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended January 31, 2009 was $338.7 million compared to $204.1 million for the comparative period in 2008.  Virtually all of the income was due to the change in unrealized appreciation of holdings.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month end, increased during the three month period to $797,327 from $760,954 as a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets for the three-month period ended January 31, 2009 were 0.09%, compared to 0.10% for the same three-month period in 2008.  For the twelve months ended January 31, 2009, the expense ratio was 0.37% compared to 0.42% for the prior twelve-month period.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s objective is to hold cash reserves that generate some income primarily to be applied to pay expenses and Class A share dividends.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the three months ended January 31, 2009, Central Fund’s cash reserves decreased by $2,720,934 to $44,248,378.  This decrease was a result of amounts used to pay expenses and the Class A share dividend.  The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Subsequent Event

On February 3, 2009, Central Fund closed an underwriting of 12,500,000 Class A Shares issued at US$10.40 each for gross proceeds of $130,000,000. On that date, it reported a new total of 164,967,713 Class A shares then issued and outstanding. It also reported increased holdings of refined bullion and a fractional amount of bullion certificates amounting to 1,049,328 fine ounces of gold and 52,460,793 ounces of silver. Cash and short-term certificates of deposit, net of liabilities, amounted to approximately $47,700,000 after the closing.

Additional Information

This MD&A is dated February 23, 2009.  Additional information relating to the Company, including its Annual Information Form and 2008 Annual Report, is available on the SEDAR website at www.sedar.com.

Statement of Net Assets
(expressed in U.S. dollars, unaudited)

	January 31	October 31
	2009	2008

Net assets:
Gold bullion, at market, average cost $526,252,976 (2008: $526,252,976) (Note 2)	$892,526,795	709,313,709
Silver bullion, at market, average cost $475,723,982 (2008: $475,723,982) (Note 2)	607,080,577	450,336,352
Cash	851,738	1,470,435
Short-term deposits (Note 3)	43,396,640	45,498,877
Prepaid insurance, interest receivable and other	171,217	262,962
	1,544,026,967	1,206,882,335
Accrued liabilities (Note 6)	(1,196,004)	(1,358,756)
Dividends payable	-	(1,524,677)
Net assets representing shareholders’ equity	$1,542,830,963	1,203,998,902

Represented by:
Capital stock (Note 4)
Class A shares issued:
152,467,713 (2008: 152,467,713)	$1,041,758,353	1,041,656,871
Common shares issued: 40,000 (2008: 40,000)	19,458	19,458
	1,041,777,811	1,041,676,329
Contributed surplus (Note 5)	3,572,357	4,693,182
Retained earnings inclusive of unrealized appreciation of holdings	497,480,795	157,629,391
	$1,542,830,963	1,203,998,902

Net asset value per share:
Class A shares	$10.12	7.90
Common shares	$7.12	4.90

Exchange rate: U.S. $1.00 = Cdn.	$1.2364	1.2165

Net asset value per share expressed in Canadian dollars:
Class A shares	$12.51	9.61
Common shares	$8.80	5.96

See accompanying notes to the financial statements.

On behalf of the Board:

“Douglas E. Heagle”	“Philip M. Spicer”
Director	Director

Statement of Income
(expressed in U.S. dollars, unaudited)
	Three months ended January 31
	2009	2008
Income:
Interest	$180,345	312,955
Change in unrealized appreciation of holdings	339,851,404	205,097,189
	340,031,749	205,410,144
Expenses:
Administration fees (Note 6)	797,327	760,954
Safekeeping, insurance and bank charges	352,099	355,514
Shareholder information	46,862	48,258
Directors’ fees and expenses	36,623	33,097
Stock exchange fees	32,591	28,484
Registrar and transfer agent fees	15,560	13,780
Accounting fees	13,580	18,166
Legal fees (Note 6)	5,722	42,793
Miscellaneous	315	296
Foreign currency exchange loss	491	-
Total expenses	1,301,170	1,301,342

Net income inclusive of the change in unrealized appreciation of holdings	$338,730,579	204,108,802
Net income per share:
Class A shares	$2.23	1.63
Common shares	$2.23	1.63

Statement of Changes in Net Assets
(expressed in U.S. dollars, unaudited)

Three months ended January 31
	2009	2008
Net assets at beginning of period	$1,203,998,902	1,237,519,123
Add:
Net income	338,730,579	204,108,802
Increase in Class A capital	101,482	26,564
Increase in net assets during the period	338,832,061	204,135,366
Net assets at end of period	$1,542,830,963	1,441,654,489

See accompanying notes to the financial statements.

Statement of Retained Earnings
(expressed in U.S. dollars, unaudited)
	Three months ended January 31
	2009	2008
Retained earnings:
Balance at beginning of period	$157,629,391	505,657,472
Net income	338,730,579	204,108,802
	496,359,970	709,766,274
Transferred from contributed surplus (Note 5)	1,120,825	988,387
Balance at end of period	$497,480,795	710,754,661
See accompanying notes to the financial statements.

Notes to Financial Statements
For the three months ended January 31, 2009
(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of accounting policies:

The accounting policies applied in the preparation of these unaudited interim financial statements conform with those presented in Central Fund's October 31, 2008 audited annual financial statements.  These interim financial statements do not include all of the disclosures included in the annual financial statements and, accordingly, should be read in conjunction with the annual financial statements.

2.	Gold and Silver Bullion:

Details of gold and silver bullion holdings at January 31, 2009, are as follows:
Holdings	Gold			Silver
100 & 400 fine oz bars		962,825	1,000 oz bars		48,272,073
Certificates		7,840	Certificates		255,551
Total fine ounces		970,665	Total ounces		48,527,624
Market Value	Per Fine Ounce				Per Ounce
January 31, 2009	U.S. $	919.50		U.S. $	12.51
October 31, 2008	U.S. $	730.75		U.S. $	9.28

3.	Short-term deposits:

As at January 31, 2009, the Company held three U.S. dollar fixed deposits with a Schedule I Canadian Bank:  $11,000,000 at a rate of 2.00% with a maturity date of February 13, 2009; $8,000,000 at a rate of 0.15% with a maturity date of February 12, 2009 and $10,000,000 at a rate of 0.70% with a maturity date of April 2, 2009.  The Company also held two Canadian dollar flexible GIC deposits with a Schedule I Canadian Bank:  Cdn.$10,000,000 at a rate of 1.20% with a maturity date of January 15, 2010 and Cdn.$7,800,000 at a rate of 1.40% with a maturity date of January 29, 2010.

4.	Capital stock:

The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.  There were 152,467,713 Class A shares, which are retractable, and 40,000 Common shares issued and outstanding at January 31, 2009.

On September 26, 2008, the Company, through a public offering, issued 11,900,000 Class A shares for proceeds of $123,379,200 net of underwriting fees of $5,140,800.  Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $122,779,200.  The Company used the net proceeds from this public offering to purchase 72,683 fine ounces of gold at a cost of $65,229,358 and 3,634,168 ounces of silver at a cost of $49,161,208, both in physical bar form. The balance of $8,388,634 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On July 22, 2008, the Company, through a public offering, issued 11,115,000 Class A shares for proceeds of $144,050,400 net of underwriting fees of $6,002,100.  Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $143,450,400.  The Company used the net proceeds from this public offering to purchase 67,397 fine ounces of gold at a cost of $66,287,788 and 3,369,900 ounces of silver at a cost of $66,039,619, both in physical bar form. The balance of $11,122,993 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On March 5, 2008, the Company, through a public offering, issued 4,318,181 Class A shares for proceeds of $54,719,990 net of underwriting fees of $2,280,000.  Costs relating to this public offering were $398,518 and net proceeds were $54,321,472.  The Company used the net proceeds from this public offering to purchase 25,416 fine ounces of gold at a cost of $24,319,300 and 1,270,800 ounces of silver at a cost of $24,501,024, both in physical bar form. The balance of $5,501,148 was retained by the Company in interest-bearing cash deposits for working capital purposes.

5.	Contributed surplus and retained earnings:

Contributed surplus is used to eliminate any deficit that may arise from net losses before any change in unrealized appreciation (depreciation) of holdings and  the payment of the Class A shares’ stated dividend per share.  Accordingly, for the three months ended January 31, 2009, $1,120,825 (2008: $988,387) was transferred from contributed surplus to retained earnings, representing the net loss before unrealized appreciation of holdings for the three months then ended.  These quarterly adjustments do not affect the net asset value of the Company.

6.	Related party transactions and fees:

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly, until at least October 31, 2015, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Included in accrued liabilities at January 31, 2009, is $281,208 (2008: $267,953) which relates to the January administration fee payable to the Administrator.

For the three months ended January 31, 2009, the Company incurred fees totaling $5,722 (2008: $39,950) to legal firms of which one of the Company’s directors is counsel and of which one of the Company’s directors is a partner, and $797,327 (2008: $760,954) to the Administrator, the Central Group Alberta Ltd.  The Board of Directors is of the opinion that these services were undertaken under the same terms and conditions as services with unrelated parties.

7.	Management of financial risks:

The Company has risk management policies and procedures in place to identify risks related to financial instruments.  The objectives of these policies and procedures are to identify and mitigate risk.  The Company’s compliance with these policies and procedures is monitored by the Senior Executive Officers, the Audit Committee and the Board of Directors of the Company.  Market fluctuations are unpredictable and outside the control of the Company.  New risk factors may emerge from time to time and it is not possible for the Company to predict all such risk factors. It is possible to predict the impact that changes in the market prices of gold and silver will have on the net asset values of Central Fund and its shares.  Assuming as a constant exchange rate the rate which existed on January 31, 2009 of Cdn. $1.2364 for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.58 per share or Cdn. $0.72 per share.  A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.40 per share or Cdn. $0.49 per share.  If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $0.98 per share or Cdn. $1.21 per share.

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.   The impact of a 5% strengthening or weakening of the Canadian dollar against the U.S. dollar applied to balances outstanding at January 31, 2009 would not have had any material impact on the net income for the period ended January 31, 2009, assuming that all other variables, in particular interest rates, remained constant.

8.	Financial highlights:

	Three months ended January 31
	2009	2008
Class A per share performance:
Net asset value per share at beginning of period	$7.90	9.89
Net loss before unrealized appreciation of holdings	(0.01)	(0.01)
Unrealized appreciation of holdings - gold	1.20	0.86
Unrealized appreciation of holdings - silver	1.03	0.78
Total increase (1)	2.22	1.63
Net asset value per share at end of period	$10.12	11.52
Total return (2)	28.1%	16.5%
Percentages and supplemental data:
Ratio as a percentage of average net assets:
Expenses (2)	0.09%	0.10%
Net loss before unrealized appreciation of holdings (2)	0.08%	0.07%

Based on the weighted average number of Class A shares during the period except for the net asset value which is based on the actual number of shares outstanding at the relevant time.

(1)  This table is not meant to be a reconciliation of opening to ending NAV.
(2)  Ratios not annualized.

9.	Canadian and United States generally accepted accounting principles:

There are no differences between Canadian and United States generally accepted accounting principles which would require a reconciliation in the financial statements of Central Fund.

In fiscal 2008, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”).  Under FIN 48, the Company may recognize the tax benefit or liability from a tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The adoption of FIN 48 did not have any impact on the Company's tax position.

Commencing November 1, 2008, the Company adopted FASB No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures.  The new standard includes a definition of fair value as well as a framework for measuring fair value.  The Company’s policy and practice is at all times to utilise only broadly quoted market values (Level 1) when valuing its assets; therefore adoption of FASB 157 did not have any impact.

10.	Subsequent event:

On February 3, 2009, Central Fund closed an underwriting of 12,500,000 Class A Shares issued at US$10.40 each for gross proceeds of $130,000,000. On that date, it reported a new total of 164,967,713 Class A shares then issued and outstanding. It also reported increased holdings of refined bullion and a fractional amount of bullion certificates amounting to 1,049,328 fine ounces of gold and 52,460,793 ounces of silver. Cash and short-term certificates of deposit, net of liabilities, amounted to approximately $47,700,000 after the closing.

Corporate Information

Directors
John S. Elder, Q.C. (C)
Douglas E. Heagle (A)(C)(I)(L)
Ian M.T. McAvity (E)(I)
Michael A. Parente CMA, CFP (A)(I)
Robert R. Sale (A)(C)(I)
Dale R. Spackman, Q.C. (E)
J.C. Stefan Spicer (E)
Philip M. Spicer (E)
Malcolm A. Taschereau (A)(C)(I)

Officers
Philip M. Spicer, Chairman
Dale R. Spackman, Q.C., Vice-Chairman
J.C. Stefan Spicer, President & CEO
John S. Elder, Q.C., Secretary
Catherine A. Spackman CMA, Treasurer
Teresa E. Poper, Assistant Treasurer

(A)	-	Member of Audit Committee
(C)	-	Member of Corporate Governance Committee
(E)	-	Member of Executive Committee
(I)	-	May be regarded as an independent director under Canadian securities administrators’ guidelines.
(L)	-	Lead Director

Mr. Malcolm Taschereau served as an astute and dedicated Director of Central Fund for 25 years. His wise counsel on behalf of all Shareholders has been admirable. Upon his retirement from the Board of Directors at the Annual Meeting on February 23, 2009, he consented to being retained by the Administrator to continue his excellent service as a Consultant for Central Fund.

Administrator The Central Group Alberta Ltd. Calgary, Alberta	Auditors Ernst & Young LLP Canada

Banker Canadian Imperial Bank of Commerce	Custodian Canadian Imperial Bank of Commerce

Legal Counsel Dorsey & Whitney LLP, Toronto Fraser Milner Casgrain LLP, Toronto Parlee McLaws LLP, Calgary	Registrar and Transfer Agents CIBC Mellon Trust Company, Calgary, Montreal, Toronto and Vancouver Mellon Investor Services LLC, New York

Head Office Hallmark Estates Suite 805, 1323-15th Avenue S.W. Calgary, Alberta T3C 0X8 Telephone (403) 228-5861 Fax (403) 228-2222	Shareholder and Investor Inquiries Administrator, P.O. Box 7319 Ancaster, Ontario L9G 3N6 Telephone (905) 648-7878 Fax (905) 648-4196

Website: www.centralfund.com
E-mail:  info@centralfund.com

Class A Shares Stock Exchange Listings

	Electronic Ticker Symbol	Newspaper Quote Symbol
NYSE Alternext U.S. (formerly the American Stock Exchange)	CEF	CFCda

The Toronto Stock Exchange	CEF.A in CDN $	CFund A
CEF.U in US $

Net Asset Value Information

The net asset value per Class A share is calculated daily and is available at www.centralfund.com; or by calling the Administrator’s Investor Inquiries Office at (905) 648-7878; or by sending an email to info@centralfund.com.  The Thursday net asset value is published on a regular basis in several financial newspapers including the following:

In the United States (figures published in U.S. $):

■  Barrons
■  New York Times
■  Wall Street Journal

In Canada (figures published in Canadian $):

■  National Post:  Financial Post Section
■  The Globe and Mail:  Report on Business